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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2006

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)


               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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              FUTUREMEDIA ANNOUNCES LEARNING DIVISION CONTRACT WINS

               - Receives e-Learning Industry Award Nominations -

     BRIGHTON, England, Oct 9 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq:
FMDAY) today announced the signing of several new contracts in its learning division during the past week, which represent in total approximately GBP200,000 in new revenue. These new contracts wins are for both new and existing clients and were all secured in the last week.

     Graham Mackie, chief executive officer of ebc, said, "These results are outstanding and represent the hard work put in by our learning teams in both Brighton and Milton Keynes. With ebc and Futuremedia working together, we are capitalizing on the strength of our combined learning capabilities and are greatly encouraged by these wins. We continue to strengthen existing client relationships and are actively pursuing new clients."

     Following the acquisition of ebc by Futuremedia in April 2006, the learning teams within both companies have worked to combine their knowledge of the e-learning industry and integrate operations to produce an unparalleled product offering. As testament to this, Futuremedia and ebc have been short- listed for numerous awards within the e-learning industry, including:

     * three nominations for the UK's World of Learning Awards 2006, which recognize organizations and people who have significantly advanced workplace productivity and performance; and

     * nominations for the UK's e-Learning Age Awards, which recognize excellence in the e-learning industry and are judged independently by the eLearning Network.

     Regarding the nominations, Graham Mackie said, "The eLearning Network is a trusted source of knowledge and advice, and is a leading organization for the e-learning industry. We are honored by this recognition as it shows our work has made a positive contribution to the industry as well as met our clients' objectives."

     About Futuremedia:

     The Futuremedia group of companies is comprised of Futuremedia plc, Open Training, ebc and Button. The Futuremedia group is a learning and communications company providing online education, e-marketing and communications services to public and private sector organizations. Backed by two decades of experience, the company's content and services offerings include learning consultancy, learning management systems, custom made learning programs and an extensive library of published courseware titles. Futuremedia is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations. In addition, Button has 35 years of experience in providing brand communications services to large international organizations. For more information, visit http://www.futuremedia.co.uk.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the expected benefits from new sales, contracts or products; the expected benefits and success of operations in new markets; the expected benefits of expanding the sales operations of group companies into new geographical markets; the expected benefits of acquisitions; the expected benefits of financing arrangements; and the Company's future financial condition and performance. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include:

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risks associated with the Company's ability to develop and successfully market new services and products (including the risk that such products may not be accepted in the market), risks relating to operations in new markets (including the risk that such operations may not deliver anticipated revenue or profits); risks associated with acquisitions (including the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration of acquisitions generally); risks that financing arrangements could result in substantial dilution to shareholders because of subscription prices below the current market value of the Company's ADSs or other factors; risks relating to the Company's ability to operate profitably in the future; risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
     -0-                             10/09/2006
     /CONTACT: Mike Smargiassi/Corey Kinger of Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, or Gerry Buckland, +44-7919-564126,
info_db@mac.com /
     /Web site:  http://www.futuremedia.co.uk/
     (FMDAY)

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date: October 9, 2006

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